Exhibit 12.1

Digital Realty Trust, Inc.

Statement of Computation of Ratios (1)

	Three months ended March 31,		Year ended December 31,
	2010	2009	2009	2008	2007		2006
Income from continuing operations before noncontrolling interests	$25,586	$21,189	$91,234	$67,918	$22,546		$24,890
Interest expense	30,902	18,937	88,442	63,621	67,054		50,598
Interest within rental expense	621	726	2,633	2,619	1,971		680
Noncontrolling interests in consolidated joint ventures	232	—	(140)	(335)	—		—

Earnings available to cover fixed charges	$57,341	$40,852	$182,169	$133,823	$91,571		$76,168
Fixed charges:
Interest expense	$30,902	$18,937	$88,442	$63,621	$67,054		$50,598
Interest within rental expense(2)	621	726	2,633	2,619	1,971		680
Capitalized interest	1,907	3,072	9,196	18,351	12,264		4,028

	33,430	22,735	100,271	84,591	81,289		55,306
Preferred stock dividends	10,101	10,101	40,404	38,564	19,330		13,780

Fixed charges and preferred stock dividends	$43,531	$32,836	$140,675	$123,155	$100,619		$69,086
Ratio of earnings to fixed charges	1.72	1.80	1.82	1.58	1.13		1.38
Ratio of earnings to fixed charges and preferred stock dividends	1.32	1.24	1.29	1.09	—	(3)	1.10

(1)	All numbers presented in this exhibit exclude 7979 East Tufts Avenue (sold July 2006), 100 Technology Center Drive (sold in March 2007) and 4055 Valley View Lane (sold in March 2007).
(2)	Interest within rental expense represents one-third of rental expense (the approximate portion of rental expense representing interest).
(3)	For the year ended December 31, 2007, earnings were insufficient to cover fixed charges and preferred dividends by $9,048.